Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-266070

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated September 23, 2022

SINTX TECHNOLOGIES, INC.

Subscription Rights to Purchase Up to 4,656 Units

Consisting of an Aggregate of Up to 4,656 Shares of Series D Convertible Preferred Stock

and 61,664,064 Warrants to Purchase Shares of Common Stock

at a Subscription Price of $1,000 Per Unit and

Up to 30,832,032 Shares of Common Stock Issuable upon the Conversion of

Series D Convertible Preferred Stock Included in the Units and

Up to 61,664,064 Shares of Common Stock Issuable upon the Exercise of

Warrants Included in the Units

This Prospectus Supplement No. 1 amends and supplements the prospectus dated September 23, 2022, or the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-266070). This Prospectus Supplement No. 1 is being filed to amend and supplement certain information included in the Prospectus to reflect the final Conversion Price, the exercise price of the Warrants, and the number of common stock purchase warrants offered in the Rights Offering. As a result of these modifications, all references in the Prospectus to the following are hereby amended as follows:

●	the Conversion Price is equal to $0.15102;
●	the number of Class A Warrants offered per Unit is equal to 6,622;
●	the number of Class B Warrants offered per Unit is equal to 6,622; and
●	the Warrant exercise price is equal to $0.15102 per share.

This Prospectus Supplement No. 1 should be read in conjunction with and is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 1 explicitly supersedes the information contained in the Prospectus. You should read this Prospectus Supplement No. 1, the Prospectus, and any applicable prospectus supplement and the information incorporated by reference in the Prospectus before making an investment in the securities of SINTX Technologies, Inc. Please read “Where You Can Find Additional Information” on page 9 of the Prospectus for more information.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 18 of the prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus, before you invest.

We have not authorized anyone to provide you with any information or to make any representation, other than those contained in this Prospectus Supplement No. 1, the Prospectus or any free writing prospectus we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement No. 1 and the Prospectus is an offer to sell only the Units offered hereby, but only in circumstances and in jurisdictions where it is lawful to so do.

For investors outside the United States: Neither we nor the dealer-manager has done anything that would permit this offering or possession or distribution of this Prospectus Supplement No. 1 and the Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this Prospectus Supplement No. 1 and the Prospectus must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this Prospectus Supplement No. 1 and the Prospectus outside the United States.

Dealer-Manager

Maxim Group LLC

The date of this Prospectus Supplement is October 12, 2022

This Prospectus Supplement No. 1 amends and supplements the prospectus to reflect the determination of the conversion price of the Preferred Stock as $0.15102 and to make related changes.  All references in the prospectus to the Estimated Conversion Price of $0.36864 per share are hereby amended to refer to the final Conversion Price of $0.15102 per share.  All references to the 2,713 Class A Warrants and 2,713 Class B Warrants per Unit are hereby amended to reflect the 6,622 Class A Warrants and 6,622 Class B Warrants per Unit offered hereby.  All references to the aggregate amount of Warrants to purchase up to 54,260,000 shares of common stock are hereby amended to Warrants to purchase up to 61,664,064 shares of common stock. All references to the Warrant exercise price of $0.36864 per share are hereby amended to $0.15102 per share.

The sections of the prospectus entitled “Summary of the Rights Offering,” “Use of Proceeds,” and “Dilution” are hereby supplemented by the following new Summary of the Rights Offering and Dilution sections (which reflect the changes to the conversion price of the Preferred Stock and the exercise price of the Warrants).

This Prospectus Supplement No. 1 should be read in conjunction with and is qualified by reference to the prospectus, except to the extent that the information provided by this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

Summary of the Rights Offering

Securities to be Offered	We are distributing to you, at no charge, one non-transferable Subscription Right to purchase one Unit for every share of our common stock (or share of common stock issuable upon conversion of Series B Preferred Stock, Series C Preferred Stock and exercise of the Participating Warrants) that you owned on the Record Date. Each Unit consists of one share of our Preferred Stock and approximately 13,244 Warrants, based on the Estimated Conversion Price. The Units will separate upon the closing of the Rights Offering and the Preferred Stock and Warrants will be issued separately, however, they may only be purchased as a Unit, and the Unit will not trade as a separate security.

Series D Convertible Preferred Stock	Each share of Preferred Stock will be convertible, at the option of the holder at any time, into 6,622 shares of common stock. The Preferred Stock has certain conversion rights and dividend rights.

Warrants	Each Class A Warrant entitles the holder to purchase one share of our common stock at an exercise price equal to the Conversion Price, subject to adjustment, from the date of issuance through its expiration five years from the date of issuance. Each Class B Warrant entitles the holder to purchase one share of our common stock at an exercise price equal to the Conversion Price, subject to adjustment, from the date of issuance through its expiration three years from the date of issuance. The Warrants included in the Units will be initially exercisable for an aggregate of 61,664,064 shares of common stock. The Warrants will be exercisable for cash, or, solely during any period when a registration statement for the exercise of the Warrants is not in effect, on a cashless basis, at any time and from time to time after the date of issuance.

Delivery of Shares and Warrants	As soon as practicable after the expiration of the Rights Offering, and within five business days thereof, we expect to close on subscriptions and for the Subscription Agent to arrange for the issuance of the shares of Preferred Stock and Warrants purchased pursuant to the Rights Offering. All shares and Warrants that are purchased in the Rights Offering will be issued in book-entry, or uncertificated, form meaning that you will receive a direct registration, or DRS, account statement from our transfer agent reflecting ownership of these securities if you are a holder of record. If you hold your shares or Participating Warrants in the name of a bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the Rights Offering.

Transferability of Warrants	The Class A Warrants will be separately transferable following their issuance and through their expiration five years from the date of issuance. The Class B Warrants will be separately transferable following their issuance and through their expiration three years from the date of issuance.

Use of Proceeds	Assuming the exercise of Subscription Rights to purchase all Units of the Rights Offering, after deducting fees and expenses payable to the dealer-manager, before deducting other estimated expenses payable by us and excluding any proceeds received upon exercise of any Warrants, we estimate the net proceeds of the Rights Offering will be approximately $4.3 million. We intend to use the net proceeds from the exercise of Subscription Rights for general corporate purposes and to fund ongoing operations and expansion of our business. See “Use of Proceeds.”

USE OF PROCEEDS

We estimate that the net proceeds from the Rights Offering will be approximately $4.3 million, after deducting expenses relating to this offering payable by us estimated at approximately $0.4 million, including dealer-manager fees and expenses which include fees payable to Ascendiant Capital Markets, LLC, for certain financial advisor services provided in connection with the Rights Offering, before deducting other estimated expenses payable by us and excluding any proceeds received upon exercise of any Warrants.

We intend to use the net proceeds from the exercise of Subscription Rights for general corporate purposes, which may include research and development expenses, capital expenditures, working capital and general and administrative expenses, and potential acquisitions of or investments in businesses, products and technologies that complement our business, although we have no present commitments or agreements to make any such acquisitions or investments as of the date of this prospectus. We expect to use any proceeds we receive from the exercise of Warrants for substantially the same purposes and in substantially the same manner. Pending these uses, we intend to invest the funds in short-term, investment grade, interest-bearing securities. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us.

Our management will have broad discretion as to the allocation of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of commencement of this offering.

DILUTION

Our net tangible book value as of June 30, 2022, was approximately $12,020,000, or $0.49 per share of our common stock (based upon 24,719,574 shares of our common stock outstanding). Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock.

Dilution per share of common stock equals the difference between the amount paid by purchasers of Units in the Rights Offering (ascribing no value to the Warrants contained in the Units) and the net tangible book value per share of our common stock immediately after the Rights Offering.

Based on the sale by us in this Rights Offering of 4,656 Units at the Subscription Price of $1,000 per Unit (assuming no exercise of the Warrants), and after deducting estimated offering expenses and dealer-manager fees and expenses payable by us, our pro forma net tangible book value as of June 30, 2022, would have been approximately $16,038,726, or $0.29 per share. This represents an immediate decrease in pro forma net tangible book value to existing stockholders of ($0.20) per share and an immediate increase to purchasers in the Rights Offering of $0.16 per share. The following table illustrates this per-share dilution:

Subscription Price	$1,000.00
Net tangible book value per share as of June 30, 2022	$0.49
Decrease in net tangible book value per share attributable to Rights Offering	$(0.20)
Pro forma net tangible book value per share as of June 30, 2022, after giving effect to Rights Offering	$0.29
Increase in net tangible book value per share to purchasers in the Rights Offering	$0.16

The information above is as of June 30, 2022 and excludes any adjustments to outstanding securities whose conversion prices will reset to the Conversion Price in this offering of $0.15102 as well as excluding the following:

●	1,291,207 shares of our common stock issuable upon the exercise of stock options, with a weighted-average exercise price of $2.38 per share, and vesting of restricted stock units;
●	19,306 shares of our common stock issuable upon the conversion of outstanding shares of Series B Preferred Stock;
●	34,428 shares of our common stock issuable upon the conversion of outstanding shares of Series C Preferred Stock;
●	1,117,575 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $6.30 per share;
●	626,799 other shares of our common stock reserved for future issuance under our 2020 Equity Incentive Plan.

Subscription Rights to Purchase 4,656 Units

Consisting of an Aggregate of 4,656 Shares of Series D Convertible Preferred Stock

and 61,664,064 Warrants to Purchase Shares of Common Stock

at a Subscription Price of $1,000 Per Unit and

Up to 30,832,032 Shares of Common Stock Issuable upon the Conversion of

Series D Convertible Preferred Stock Included in the Units and

Up to 61,664,064 Shares of Common Stock Issuable upon the Exercise of

Warrants Included in the Units

PROSPECTUS

Dealer-Manager

Maxim Group LLC

October 12, 2022